FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 22, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

MERGER AGREEMENT

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS (B3: AGRO3) (NYSE: LND) (“BrasilAgro”), pursuant to Article 157, Paragraph 4 of Law 6404/76 and to CVM Instructions 358/02, and 565/15, 2015, as amended, hereby reports to its shareholders and the general market that the BrasilAgro has signed with Agrifirma Brasil Holding S.A. (“Agrifirma Holding”), Agrifirma Brasil Agropecuária S.A. (“Agrifirma Agropecuária”), among others, on November 22, 2019, Merger Agreement and Other Covenants (“Merger Agreement”), through which it was agreed that subject to certain suspensive conditions therein, BrasilAgro will acquire Agrifirma Holding. Therefore, (i) BrasilAgro will hold 100% (one hundred percent) of the total voting share capital of Agrifirma Agropecuária and (ii) the shareholders of Agrifirma Holding will hold common shares issued by BrasilAgro, all registered, book-entry and with no par value, as well as the Subscription Warrant (“Merger”).

1.               Companies involved in the Merger and their Activities

1.1.         BrasilAgro

(i)              Identification. BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, publicly held company, headquartered at Avenida Brigadeiro Faria Lima, nº 1.309, 5º andar, CEP 01452-002, in the City of Sao Paulo, State of Sao Paulo, Corporate Taxpayer’s ID 07.628.528/0001-59, with its articles of incorporation filed at JUCESP under the State Registry (NIRE) 35.300.326.237.

(ii)             Activities. BrasilAgro is a publicly held Brazilian company operating in the development and exploitation of agricultural activities.

1.2.         Agrifirma Holding

(iii)           Identification. AGRIFIRMA BRASIL HOLDING S.A., a privately held company, headquartered at Rua Tabapuã, nº 474, conjunto 74, CEP 04533-001, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID 33.268.198/0001-48, with its articles of incorporation filed at JUCESP under State Registry (NIRE) number 35.300.534.263.

(iv)          Activities. Agrifirma Brasil Holding S.A. is a holding company with the entire share capital of Agrifirma Agropecuária, which, in turn, is a company of agricultural exploitation and development – holding 28,930 agricultural hectares located in the west of Bahia.

2.               Description and Purpose of the Merger

2.1.         Description. The merger of Agrifirma Holding by BrasilAgro with the due extinction of Agrifirma Holding and succession, by BrasilAgro, of all its assets, rights and obligations, with no continuity solution. The consummation of the Merger will be subject to the fulfillment of certain suspensive conditions set forth in the Merger Agreement, common in such types of transactions, including, but not limited to, approval of the Merger (i) by the Administrative Council for Economic Defense - CADE, and (ii) by the shareholders of the Companies in extraordinary shareholders’ meetings, to be duly convened for this purpose (together, “Suspensive Conditions”).

2.2.         Purpose. The incorporation of Agrifirma Holding by BrasilAgro has as purpose optimizing and increasing BrasilAgro’s business, essentially by taking advantage of synergies with Agrifirma Agropecuária and its subsidiaries and exploring areas perceived as strategic.

3.               Main Benefits, Costs, and Risks of the Merger

3.1.         Main Benefits. Due to the Merger, operating, financial and commercial benefits are expected by BrasilAgro and Agrifirma Holding, such as: (i) dilution of general and administrative expenses; (ii) synergy and scale gains in Bahia cluster operations, the areas of Agrifirma Agropecuária are close to the Chaparral and Jatobá farms; (iii) real estate value generation potential, considering part of the area that is not developed and shorter terms real estate gains from the developed part of the land, located in a region where BrasilAgro has good liquidity ; and (iv) merger with full Net Asset Value price, generating benefits to all shareholders of BrasilAgro and Agrifirma Holding.

3.2.         Merger Costs. There are no relevant costs involved in the Merger. The management of the Companies estimates that the total costs and expenses, including fees with legal counsel, appraisers, and auditors, related to the Merger, will total around R$1.8 million.

3.3.         Merger Risks. The management of BrasilAgro does not foresee significant risks in the implementation of the Merger. However, the integration process is subject to operational, commercial, financial and technological procedures, which may affect the expected synergies.

4.               Replacement Ratio of Shares and Criteria to Establish the Ratio

4.1.         Exchange Ratio. Due to the Merger (and subject to the adjustment of the exchange ratio agreed between the Parties under the Merger Agreement), (i) the share capital of BrasilAgro will be increased by R$ 115,586,576.79, from R$584,224,000.00 to R$ 699,810,576.79, by issuing 5,215,385 new common, registered, book-entry shares with no par value of the Company, which will be subscribed and paid by the shareholders of Agrifirma Holding, and (ii) by issuing a Subscription Warrant in favor of AB (Holdings) 1 S.À.R.L (“AB Holdings”), a shareholder of Agrifirma Holding, which will entitle AB Holdings (or its allowed successors and assignors) to up to 654,487 common, registered, book-entry shares with no par value (“Subscription Warrant” and “Initial Exchange Ratio”).

4.1.1.      Under the Merger Agreement, the new ordinary shares and the Subscription Warrant may be increased or decreased, as the case may be, due to certain circumstances, such as adjustment of the Initial Exchange Ratio and subject to the restrictions to transfer BrasilAgro’s shares.

4.2.         Criteria. The Initial Exchange Ration was agreed between BrasilAgro and the shareholders of Agrifirma Holding, based on the net worth of the Companies on June 30, 2019 (considering specially the properties held by the Companies) - according to an appraisal by Deloitte Touche Tohmatsu Consultores Ltda., adjusted due to the negotiations between the Companies. Pursuant to the Initial Exchange Ratio, (i) each shareholder of Agrifirma Holding (other than AB Holdings) shall receive one (1) share of BrasilAgro for each 58.82 shares issued by Agrifirma Holdings, and (ii) AB Holdings shall receive one (1) share of BrasilAgro for each 78.43 shares issued by Agrifirma Holdings, as set forth in item 4.1 above.

5.               Submission of the Merger to Brazilian or Foreign Authorities

5.1.         As provided for in Item 2.1, the conclusion of the Transaction is subject to CADE’s approval, among other Suspensive Conditions agreed in the Merger Agreement.

6.               Right to Withdraw and Refund

6.1.         As stated in the Merger’s Protocol and Reasoning (“Protocol”):

(i)              There will be no right to withdraw for dissenting or abstaining shareholders of BrasilAgro in the respective resolutions at the Extraordinary Shareholders’ Meeting of BrasilAgro referred to in Item 8.1 (which will resolve on the Merger), since the right to withdraw does not apply to the shareholders of the merging company, pursuant to Brazilian Corporation Law.

(ii)             Regarding the approval of the Merger by the shareholders of Agrifirma Holding, it should be noted that BrasilAgro has the right, at its sole discretion, to terminate the Merger Agreement if the matters to be submitted to the Extraordinary Shareholders’ Meeting of Agrifirma Holding, referred to in Item 6.1 (ii), are not approved. In this case, the shareholders’ meeting of BrasilAgro referred to in Item 6.1 (ii) above will not be held and must be canceled by the management if already convened. Notwithstanding the foregoing, the shareholders of Agrifirma Holding have already irrevocably and irreversibly waived any right to withdraw to which they would be entitled due to the Merger.

7.               Replacement Ratio according to Article 264 of the Brazilian Corporation Law.

7.1.         Not applicable.

8.               Other Relevant Information

8.1.         Pursuant to Item 2.1, the Merger is subject to certain suspensive conditions, among which the approvals of the Merger by the shareholders’ meetings of the BrasilAgro and of Agrifirma Holding.

8.2.         In addition to the above, an Extraordinary Shareholders’ Meeting of the BrasilAgro was called, on the date hereof, to be held on December 23, 2019, at 2:00 p.m., to resolve on the following matters: (a) Reviewing, discussing and assessing the Protocol; (b) Ratifying the hiring of Apsis Consultoria e Avaliações Ltda. to prepare an appraisal report of the net worth of Agrifirma Holding at its book value (“Appraisal Report”), which will be transferred to the BrasilAgro due to the Merger; (c) Evaluating and assessing the Appraisal Report; (d) Approving the Merger, pursuant to the Protocol; (e) Approving of the increase of BrasilAgro’s share capital due to the Merger; (f) approving the issuance of Subscription Warrant; (g) approving the amendment of the head paragraph of Article 5 of BrasilAgro’s Bylaws, due to the capital increase resulting from the Merger; and (h) authorizing the BrasilAgro’s Management to carry all acts necessary for the implementation of the Merger.

8.3.         Pursuant to the provisions of Article 3 of CVM Instruction 565/15 and the provisions of CVM Instruction 481, of December 17, 2009, the list of documents required to exercise the voting rights at the extraordinary shareholders’ meeting that will resolve on the Merger, as well as the Protocol and the Appraisal Report, will be available to the shareholders of BrasilAgro at its respective headquarters, as of this date, on the BrasilAgro’s website (www.brasil-agro.com), of the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and on the website of CVM (www.cvm.gov.br).

8.4.         If you have any questions, please contact the Investor Relations Department at (55-11) 3035-5374 or email ri@brasil-agro.com.

São Paulo, November 22, 2019.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer